Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Fourth Quarter of 2021

Hamilton, Bermuda, February 16, 2022: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and twelve months ended December 31, 2021.

Highlights Fourth Quarter of 2021

• Total operating revenues of $69.1 million, a decrease of $3.9 million (5%) compared to the third quarter of 2021

• Net loss of $46.1 million, an increase of $13.5 million compared to the loss in the third quarter of 2021

• Cash and cash equivalents of $34.9 million and restricted cash of $11.1 million at the end of the fourth quarter of 2021, a decrease of $22.9 million from the end of the third quarter of 2021

• Adjusted EBITDA of $25.0 million, an increase of $5.0 million (25%) compared to the third quarter of 2021

• Agreement with shipyards to defer $1.4 billion of debt and instalments from 2023 to 2025 subject to certain conditions

Subsequent events

• Completed $30 million equity raise in January 2022 at a price of $2.25 per share

• Secured a new contract for “Prospector 5” increasing the contracted and committed fleet to 18 rigs

• Converted the previously announced LOA/LOIs for the rigs “Norve” and “Gerd” into contracts

• Tor Olav Trøim appointed Chairman of the Board, replacing Pål Kibsgaard who remains a Director

CEO, Patrick Schorn commented:

“The current oil price in combination with a tighter oil supply/demand balance is further improving the market for shallow water offshore drilling. It is also becoming increasingly evident that the supply of rigs ready to go to work within six months is far less than the market previously anticipated. Therefore, we maintain the view that day rates will increase based on the current tender activity and available jack-up rig supply.

We currently have 18 rigs contracted and committed for future contracts. Revenues in the fourth quarter were impacted by a slight delay in start-up of new contracts from what was previously anticipated, however we remain on track to have all our available 23 rigs committed and under contract by the end of 2022. The operations in Mexico had a very good quarter, with record bareboat revenues recorded, and economic utilisation of 89%.

Regarding the refinancing efforts, we passed the first milestone in the fourth quarter with the shipyards, and we have continued the engagement with the remaining creditors. Based on the constructive nature of these discussion, we expect to report significant progress in the next quarter

The financial performance has been strong with the Adjusted EBITDA extending the positive trend to $25 million in Q4 2021, which we expect to continue improving into 2022 with more rigs being activated and commencing contracts. On Adjusted EBITDA specifically, we would, based on the current employment situation and projections for new contracts,  expect the Adjusted EBITDA run-rate to double by year end 2022. Our current expectation for full year 2022 based on the same employment assessment is to have revenues in the range of $375-$400 million and Adjusted EBITDA in the range of $115-$140 million[2]. Results for the first half of 2022 may be negatively affected by some downtime between contracts and preparing for activated rigs to commence new contacts.

The current commodity supply-demand dynamics are putting us in a unique position to capitalize on our large modern fleet - and generate premium returns on the available rigs.”

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208